Exhibit 99.1

BANCO INTER S.A.

Publicly-Held Company with Authorized Capital (Category "A") - CVM Code 24406

CNPJ/ME No. 00.416.968/0001-01

NIRE: 31.300.010.864

NOTICE TO THE MARKET

INITIAL ARRANGEMENTS

FOR A POTENTIAL SHARE CAPITAL REDUCTION

BANCO INTER S.A. (B3: BIDI3, BIDI4, BIDI11) ("Inter"), in compliance with the provisions of CVM Resolution No. 44, of August 23, 2021, in connection with the corporate reorganization that transferred its shareholder base to Inter & Co, Inc., a company organized under the laws of the Cayman Islands, registered with the Securities and Exchange Commission of the United States of America and listed on Nasdaq ("Inter&Co" and “Corporate Reorganization”), announces the following.

As established in the financing obtained by Inter Holding Financeira S.A. (“HoldFin”) to pay the cash-out structured for the Corporate Reorganization (“Financing”), HoldFin has initiated arrangements for a potential share capital reduction of Inter of up to R$1,150 billion (“Share Capital Reduction”). The proceeds of the Share Capital Reduction would guarantee the payment of the Financing.

The first minutes of Inter’s shareholder meeting related to such Share Capital Reduction are published, on the date hereof, in the newspaper Estado de Minas (printed and online). The effectiveness of the Share Capital Reduction is subject to the following conditions: (i) completion of the sixty (60) days term as of the date hereof, during which creditors may oppose the Share Capital Reduction, as set forth in article 174 of the Brazilian Law No. 6,404/76; (ii) approval by the Brazilian Central Bank; and (iii) the final approval of the actual total amount of the Share Capital Reduction (if any) in a new shareholder meeting of Inter. The Fiscal Council of Inter has issued a favorable opinion in relation to the Share Capital Reduction.

Notwithstanding the initial arrangements for the Share Capital Reduction, Inter&Co continues to analyze several alternative sources of funds for the payment of the Financing. Additionally, Banco Inter S.A. continues to operate with a Tier I Capital Ratio close to three times above the minimum required and the system’s average, even after the effectiveness of the potential capital reduction.

Inter will maintain its shareholders and the market in general informed in accordance with the applicable regulations. Additional information may be obtained with Inter’s Investor Relations Department by e-mail (ri@bancointer.com.br), at Avenida Barbacena, No. 1219, Belo Horizonte, MG, or through Inter’s website (http://ri.bancointer.com.br).

Belo Horizonte, July 15, 2022.

HELENA LOPES CALDEIRA

CFO AND INVESTOR RELATIONS OFFICER OF BANCO INTER S.A.